SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	2023 FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Mr Maloy Kumar Gupta
Name:	Mr Maloy Kumar Gupta
Title:	Company Secretary

Dated: November 9, 2022

Jaguar Land Rover Automotive plc

Interim Report

For the three and six-month period ended

30 September 2022

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 2 to the accounts defines a series of alternative performance measures some of which are stated below, along with certain abbreviations.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q2 FY23	3 months ended 30 September 2022

Q1 FY23	3 months ended 30 June 2022

Q2 FY22	3 months ended 30 September 2021

H1 FY23	6-months ending 30 September 2022

H1 FY22	6-months ending 30 September 2021

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Revenue was £5.3 billion in Q2 FY23, up 36% year-on-year from Q2 FY22 reflecting strong model mix and pricing with wholesale volumes (excluding China JV) of 75,307 up 17.6% year-on-year and 4.9% on the prior quarter. Despite strong demand and a record order book, however, sales continued to be constrained by the global chip shortage.

Market environment and business developments

•

Semiconductor supply continued to restrict production in the quarter but the production ramp up of New Range Rover and New Range Rover Sport improved with 13,537 units wholesaled in the quarter, up from 5,790 in Q1. Partnership agreements with several semiconductor suppliers and more in progress are expected to enable improving volumes in the second half of financial year ending March 2023 and beyond.

•	Inflation remains at elevated levels, exacerbated by the Ukraine conflict and post Covid supply disruption. We are working to offset this through Refocus cost reductions.

•	Central banks are responding to inflation globally with increases in interest rates which may lead to increased costs for consumers who purchase our vehicles using finance.

•	Market volatility in the UK has been high during September and the GBP has weakened vs USD by 8% from 30 June 2022 to 30 September 2022.

•	Strong demand continuing with client order book now at 205,000 units; our three most profitable models, the New Range Rover, New Range Rover Sport and Defender account for over 70% of the order book

Revenue and profits, quarter ending 30 September 2022

•	Revenue was £5.3 billion in Q2 FY23, up 35.9% from Q2 FY22 reflecting strong model mix, pricing and increased wholesale volumes

•	Adjusted EBITDA[1] was £541 million (10.3%) in Q2 FY23, up from £283 million (7.3%) in Q2 FY22

•	Adjusted EBIT[1] was £54 million (1%) in Q2 FY23, up from £(181) million (-4.7%) in Q2 FY22

•	The loss before tax was £(173) million in Q2 FY23 compared to a loss of £(302) million in Q2 FY22. The year-on-year decline primarily reflects the following factors:

•	£372 million favourable volume and mix offset by £(65) million emissions charges

•	£141 million favourable pricing and lower variable marketing costs

•	£(158) million increase in material and manufacturing costs as a result of inflationary pressures

•

£(188) million increase in structural costs, primarily £(83) million of higher SG&A costs, £(38) million increase in engineering costs expensed and £(45) million due to non-recurrence of favourable changes to battery end of life reserves in Q2 FY22

•	£(38) million for FX and commodities, including £244 million impact of a generally weaker pound on revenue and costs partially offset by £(189) million of realised hedges

•	Loss after tax was £(98) million (after tax credit of £75 million) for Q2 FY23, an increase from £(381) million in Q2 FY22 (including a tax charge of £(79) million)

•	Free cash flow[1] was £(15) million in Q2 FY23 compared to £(664) million in Q2 FY22

Revenue and profits, fiscal year to date

•	Revenue was £9.7 billion in H1 FY23, up from £8.8 billion in H1 FY22 reflecting strong model mix and pricing

•	Adjusted EBITDA[1] was £820 million (8.5%) in H1 FY23, up from £732 million in H1 FY22 (8.3%)

•	Adjusted EBIT[1] was £(142) million in H1 FY23, up from £(227) million in H1 FY22

•	The loss before tax was £(542) million in H1 FY23 compared to a loss of £(412) million in H1 FY22. The year-on-year decline primarily reflects the following factors:

•	£71 million favourable volume and mix

•	£268 million favourable pricing and lower variable marketing costs

•	£(323) million increase in material and manufacturing costs as a result of inflationary pressures

•

£(129) million increase in structural costs, including £(109) million increase in engineering costs expensed, £(10)m higher SG&A costs and £(45)m due to non-recurrence of favourable changes to battery end of life reserves in Q2 FY22

•

£(172) million for FX and commodities, including £462 million impact of a generally weaker pound on revenue and costs partially offset by £(305) million of realised hedges and £(212) million of revaluation

•	£155 million exceptional item related to changes to the defined benefit pension scheme

•	Loss after tax was £(580) million (including tax charge of £(38) million) for H1 FY23, an increase from £(667) million in H1 FY22 (including a tax charge of £(255) million)

[1]	Please see note 2 of the financial statements for alternative performance measures

•	Free cash flow[1] was £(784) million in H1 FY23 compared to £(1,660) million in H1 FY22

Cash flow

•	Free cashflow[2] in Q2 FY23 was £(15) million, while free cashflow excluding £(124) million of working capital movements was £109 million

•	Working capital movements in the quarter were £(124) million after reductions in payables and increases in inventory since 30 June 2022

•	Investment spending of £(526) million in the quarter includes £(392) million of engineering spend, of which 40% was capitalised, and £(134) million of capital investments

[2]	Please see note 2 of the financial statements for alternative performance measures

Sales volumes

Sales volumes were constrained by production levels in the quarter driven by the global chip shortage while production of the new Range Rover and Range Rover Sport is still ramping up. Retail sales3 in Q2 FY23 were 88,121 vehicles, an increase of 11.8% compared with the previous quarter ending 30 June 2022 and down 5% from the same quarter a year ago ending 30 September 2021.

Wholesale volumes3 in Q2 FY23 were 75,307 units in the period (excluding our China Joint Venture), up 18% compared to the same quarter a year ago ending 30 September 2021 and 5% compared to the quarter ending 30 June 2022. This improvement was lower than planned, primarily due to a lower than expected supply of specialised chips from one supplier which could not be readily re-sourced in the quarter. This was mitigated partially by further prioritisation of production to the highest margin products.

[3]	Please see note 2 of the financial statements for alternative performance measures

Funding and liquidity

Total cash and cash equivalents, deposits and investments at 30 September 2022 were £3.7 billion (comprising £3.56 billion of cash and cash equivalents and £161 million of short-term deposits and other investments). The cash and financial deposits include an amount of £412 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions may be subject to impediments to remitting cash to the UK other than through annual dividends.

The £1.5 billion forward start revolving facility maturing in March 2024 became effective on 04 July 2022 and is undrawn.

The following table shows details of the Company’s financing arrangements:

£ millions	Facility amount	Amount outstanding	Undrawn amount
£400m 3.875% Senior Notes due Mar 2023	400	400	—
$500m 5.625% Senior Notes due Feb 2023	448	448	—
$700m 7.750% Senior Notes due Oct 2025	627	627	—
$500m 4.500% Senior Notes due Oct 2027	448	448	—
$650m 5.875% Senior Notes due Jan 2028	582	582	—
€650m 2.200% Senior Notes due Jan 2024	572	572	—
€500m 5.875% Senior Notes due Nov 2024	440	440	—
€500m 6.875% Senior Notes due Nov 2026	440	440	—
€500m 4.500% Senior Notes due Jul 2028	440	440	—
$500m 5.500% Senior Notes due Jul 2029	448	448	—
€500m 4.500% Senior Notes due Jan 2026	440	440	—
$800m Syndicated Loan due Jan 2025	715	715	—
$200m Syndicated Loan due Oct 2022	179	179	—
China RMB 5,000m revolving facility due Jun 2023[1]	632	632	—
UKEF amortising loan due Oct 2024	260	260	—
UKEF amortising loan due Dec 2026	531	531	—

Subtotal	7,602	7,602	—

Finance lease obligations[2]	734	734	—
Other[3]	35	35	—
Prepaid costs	(29)	(29)	—
Fair value adjustments[4]	(126)	(126)	—

Total	8,216	8,216	—

Undrawn RCF (available from 04 July 2022)	1,500	—	1,500

Total including RCF	9,716	8,216	1,500

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review in June each year
[2]	Lease obligations accounted for as debt under IFRS 16
[3]	Primarily an advance as part of a sale and leaseback transaction
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 36-39 of the Annual Report 2021/22 of the Group (available at www.jaguarlandrover.com/annual-report-2022) along with mitigating factors. The principal risks discussed in the Group’s Annual Report FY22 are competitive business efficiency, environmental regulations and compliance, supply chain disruptions, global economic and geopolitical environment, distribution channels/retailer performance, IT systems and security, manufacturing operations, brand positioning, rapid technology change and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY23.

Off-balance sheet financial arrangements

At 30 September 2022, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £337 million equivalent of receivables under a $499.975 million invoice discounting facility signed in March 2021.

Personnel

At 30 September 2022, Jaguar Land Rover employed 38,880 people worldwide, including agency personnel, compared to 35,350 at 30 September 2021.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Thierry Bolloré	Chief Executive Officer and Director	2020

Prof Sir Ralf D Speth*	Vice Chairman and Director	2020

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Charles Nichols	Director	2022

Al-Noor Ramji	Director	2022

*	Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Condensed Consolidated Income Statement

£ millions		Three months ended		Six months ended
	Note	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Revenue	3	5,260	3,871	9,666	8,837
Material and other cost of sales		(3,212)	(2,500)	(5,974)	(5,649)
Employee costs	4	(604)	(513)	(1,174)	(1,105)
Other expenses	9	(1,180)	(793)	(2,189)	(1,779)
Exceptional items	4	—	—	155	—
Engineering costs capitalised	5	155	119	245	251
Other income	6	62	55	114	108
Depreciation and amortisation		(493)	(467)	(970)	(952)
Foreign exchange and fair value adjustments	7	(55)	14	(204)	53
Finance income	8	11	1	18	3
Finance expense (net)	8	(123)	(92)	(237)	(172)
Share of profit/(loss) of equity accounted investments		6	3	8	(7)

Loss before tax		(173)	(302)	(542)	(412)

Income tax expense	14	75	(79)	(38)	(255)

Loss for the period		(98)	(381)	(580)	(667)

Attributable to:
Owners of the Company		(98)	(380)	(580)	(664)
Non-controlling interests		—	(1)	—	(3)

The notes on pages 13 to 32 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Loss for the period	(98)	(381)	(580)	(667)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	58	9	437	(62)
Income tax related to items that will not be reclassified	(14)	(2)	(109)	100

	44	7	328	38

Items that may be reclassified subsequently to profit or loss:
Loss on cash flow hedges (net)	(841)	(286)	(1,492)	(345)
Currency translation differences	26	11	44	19
Income tax related to items that may be reclassified	(140)	69	21	72

	(955)	(206)	(1,427)	(254)

Other comprehensive expense net of tax	(911)	(199)	(1,099)	(216)

Total comprehensive expense attributable to shareholder	(1,009)	(580)	(1,679)	(883)

Attributable to:
Owners of the Company	(1,009)	(579)	(1,679)	(880)
Non-controlling interests	—	(1)	—	(3)

The notes on pages 13 to 32 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2022	31 March 2022	30 September 2021
Non-current assets
Investments in equity accounted investees		346	321	319
Other non-current investments		43	30	27
Other financial assets	11	372	185	216
Property, plant and equipment	15	6,133	6,253	6,262
Intangible assets	15	4,634	4,866	5,159
Right-of-use assets		646	568	611
Pension asset	23	1,062	434	—
Other non-current assets	13	70	35	66
Deferred tax assets		337	336	398

Total non-current assets		13,643	13,028	13,058

Current assets
Cash and cash equivalents		3,555	4,223	3,537
Short-term deposits and other investments		161	175	258
Trade receivables		810	722	535
Other financial assets	11	487	394	465
Inventories	12	3,227	2,781	2,455
Other current assets	13	529	493	386
Current tax assets		29	20	104
Assets classified as held for sale		28	4	29

Total current assets		8,826	8,812	7,769

Total assets		22,469	21,840	20,827

Current liabilities
Accounts payable		5,216	5,144	4,136
Short-term borrowings	19	1,908	1,779	1,153
Other financial liabilities	16	1,385	870	775
Provisions	17	1,089	989	1,168
Other current liabilities	18	688	674	487
Current tax liabilities		102	116	87
Liabilities directly associated with assets classified as held for sale		—	—	17

Total current liabilities		10,388	9,572	7,823

Non-current liabilities
Long-term borrowings	19	5,574	5,248	5,801
Other financial liabilities	16	1,974	871	717
Provisions	17	1,121	1,112	1,089
Retirement benefit obligation	23	27	25	412
Other non-current liabilities	18	405	404	435
Deferred tax liabilities		113	105	116

Total non-current liabilities		9,214	7,765	8,570

Total liabilities		19,602	17,337	16,393

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	21	1,199	2,835	2,760

Equity attributable to shareholders		2,867	4,503	4,428

Non-controlling interests		—	—	6

Total equity		2,867	4,503	4,434

Total liabilities and equity		22,469	21,840	20,827

The notes on pages 13 to 32 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 9 November 2022.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2022	1,501	167	2,835	4,503
Loss for the period	—	—	(580)	(580)
Other comprehensive expense for the period	—	—	(1,099)	(1,099)

Total comprehensive expense	—	—	(1,679)	(1,679)

Amounts removed from hedge reserve and recognised in inventory	—	—	53	53
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(10)	(10)

Balance at 30 September 2022	1,501	167	1,199	2,867

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2021	1,501	167	3,586	5,254	9	5,263
Loss for the period	—	—	(664)	(664)	(3)	(667)
Other comprehensive expense for the period	—	—	(216)	(216)	—	(216)

Total comprehensive expense	—	—	(880)	(880)	(3)	(883)

Amounts removed from hedge reserve and recognised in inventory	—	—	66	66	—	66
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(12)	(12)	—	(12)

Balance at 30 September 2021	1,501	167	2,760	4,428	6	4,434

The notes on pages 13 to 32 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

£ millions		Three months ended		Six months ended
	Note	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Cash flows from operating activities
Cash generated from/(used in) operations	26	416	(215)	82	(679)
Income tax paid		(26)	(71)	(127)	(127)

Net cash generated from/(used in) operating activities		390	(286)	(45)	(806)

Cash flows from investing activities
Purchases of other investments		(3)	(1)	(3)	(2)
Investment in other restricted deposits		(11)	(21)	(17)	(22)
Redemption of other restricted deposits		2	10	14	18
Movements in other restricted deposits		(9)	(11)	(3)	(4)
Investment in short-term deposits and other investments		(40)	(254)	(308)	(726)
Redemption of short-term deposits and other investments		172	678	352	1,472
Movements in short-term deposits and other investments		132	424	44	746
Purchases of property, plant and equipment		(122)	(171)	(252)	(408)
Purchases of other assets acquired with view to resale		(12)	—	(24)	—
Proceeds from sale of property, plant and equipment		—	1	—	4
Net cash outflow relating to intangible asset expenditure		(164)	(113)	(264)	(258)
Finance income received		9	2	15	4
Disposal of subsidiaries (net of cash disposed)		—	—	2	—

Net cash (used in)/generated from investing activities		(169)	131	(485)	82

Cash flows from financing activities
Finance expenses and fees paid		(116)	(97)	(216)	(196)
Proceeds from issuance of borrowings		—	829	594	1,436
Repayment of borrowings		(63)	(109)	(719)	(763)
Payments of lease obligations		(17)	(18)	(35)	(36)

Net cash (used in)/generated from financing activities		(196)	605	(376)	441

Net increase/(decrease) in cash and cash equivalents		25	450	(906)	(283)
Cash and cash equivalents at beginning of period		3,411	3,040	4,223	3,778
Cash reclassified as held for sale		—	—	—	(16)
Effect of foreign exchange on cash and cash equivalents		119	47	238	58

Cash and cash equivalents at end of period		3,555	3,537	3,555	3,537

The notes on pages 13 to 32 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The information for the year ended 31 March 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for the year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement section 498(2) or (3) of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) and UK-adopted international accounting standards. The balance sheet and accompanying notes as at 30 September 2021 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 20.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2022.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2022, as described in those financial statements.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2022.

Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which the Directors consider appropriate for the reasons set out below.

The Directors have assessed the financial position of the Group as at 30 September 2022, and the projected cash flows of the Group for the twelve-month period from the date of authorisation of the condensed consolidated interim financial statements (the ‘going concern assessment period’).

The Group had available liquidity of £5.2 billion at 30 September 2022, £3.7 billion of which is cash with the remainder the undrawn RCF facility. Within the going concern assessment period there is a £1 billion minimum quarter-end liquidity covenant attached to the Group’s UKEF loans and forward start RCF facility. There is £1.9 billion of maturing debt in the going concern assessment period, and no new funding is assumed.

The Group has assessed its projected cash flows over the going concern assessment period. The base case uses an updated version of the assumptions used at 31 March 2022.

Details of the scenarios and assumptions used in the assessment as at 31 March 2022 are set out in note 2 to the consolidated financial statements of the Group’s Annual Report for the year ended 31 March 2022.

Base volumes have been adjusted downwards when compared to the 31 March 2022 assessment to reflect continued supply chain challenges related to semiconductor shortages and the optimisation of production.

The base case assumes a gradual increase in wholesale volumes in each quarter of the going concern assessment period as a result of a production ramp up of the New Range Rover and New Range Rover Sport. New agreements with semiconductor suppliers are also expected to enable sales improvements in the second half of the fiscal year.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern (continued)

The base case assumes optimisation of supply to prioritise production to the highest margin products and the Group’s expectations relating to prevailing financial conditions, including inflationary pressures on material costs.

The Group has also carried out a reverse stress test against the base case to determine the decline in wholesale volumes over a twelve-month period that would result in a liquidity level that breaches financing covenants. The Group’s order book remains very strong and so the reverse stress test assumes continued supply constraints resulting in demand that exceeds supply over the twelve-month period and assumes optimisation of supply to maximise production of higher margin products.

In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 55% compared to the base case over a twelve-month period. The reverse stress test reflects the variable profit impact of the wholesale volume decline, and assumes all other assumptions are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario; nor any new funding.

The Group does not consider this scenario to be plausible given that the stress test volumes are significantly lower than the volumes achieved during both the peak of the COVID-19 pandemic and the worst quarter of semiconductor shortages. The Group has a strong order bank and is confident that it can significantly exceed reverse stress test volumes.

The Group has considered the impact of severe but plausible downside scenarios, including scenarios that reflect a decrease in variable profit per unit compared with the base case to include additional increases in material and other related production costs. The expected wholesale volumes under all of these scenarios is higher than under the reverse stress test.

The Directors, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, consider that the Group has adequate financial resources to continue operating throughout the going concern assessment period, meeting its liabilities as they fall due. Accordingly, the Directors continue to adopt the going concern basis in preparing these condensed consolidated interim financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Loss before tax and exceptional items	Loss before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Working capital	Changes in assets and liabilities as presented in note 26. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next two pages.

Adjusted EBIT and Adjusted EBITDA

£ millions		Three months ended		Six months ended
	Note	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Adjusted EBITDA		541	283	820	732
Depreciation and amortisation		(493)	(467)	(970)	(952)
Share of profit/(loss) of equity accounted investments		6	3	8	(7)

Adjusted EBIT		54	(181)	(142)	(227)

Foreign exchange on debt, derivatives and balance sheet revaluation*	26	(116)	(17)	(230)	(18)
Unrealised loss on commodities	26	(8)	(15)	(117)	(1)
Finance income	8	11	1	18	3
Finance expense (net)	8	(123)	(92)	(237)	(172)
Fair value gain on equity investments	26	9	2	11	3

Loss before tax and exceptional items		(173)	(302)	(697)	(412)

Exceptional items	4	—	—	155	—

Loss before tax		(173)	(302)	(542)	(412)

*

FY22 comparatives have been represented to align with the FY23 presentation change to combine foreign exchange on debt, derivatives and balance sheet revaluation into a single line. This has not resulted in any change to reported ‘loss before tax and exceptional items’ or ‘loss before tax’.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Net cash generated from/(used in) operating activities	390	(286)	(45)	(806)
Purchases of property, plant and equipment	(122)	(171)	(252)	(408)
Net cash outflow relating to intangible asset expenditure	(164)	(113)	(264)	(258)
Proceeds from sale of property, plant and equipment	—	1	—	4
Purchases of other assets acquired with view to resale	(12)	—	(24)	—
Disposal of subsidiaries (net of cash disposed)	—	—	2	—
Finance expenses and fees paid	(116)	(97)	(216)	(196)
Finance income received	9	2	15	4

Free cash flow	(15)	(664)	(784)	(1,660)

Total product and other investment

		Three months ended		Six months ended
£ millions	Note	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Purchases of property, plant and equipment		122	171	252	408
Net cash outflow relating to intangible asset expenditure		164	113	264	258
Engineering costs expensed	5	237	199	496	387
Purchases of other investments		3	1	3	2

Total product and other investment		526	484	1,015	1,055

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Cash and cash equivalents	3,555	4,223	3,537
Short-term deposits and other investments	161	175	258

Total cash and cash equivalents, deposits and investments	3,716	4,398	3,795

Available liquidity

As at (£ millions)	Note	30 September 2022	31 March 2022	30 September 2021
Cash and cash equivalents		3,555	4,223	3,537
Short-term deposits and other investments		161	175	258
Committed undrawn credit facilities	19	1,500	2,015	2,098

Available liquidity		5,216	6,413	5,893

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Net debt

As at (£ millions)	Note	30 September 2022	31 March 2022	30 September 2021
Cash and cash equivalents		3,555	4,223	3,537
Short-term deposits and other investments		161	175	258
Interest-bearing loans and borrowings	19	(8,216)	(7,597)	(7,556)

Net debt		(4,500)	(3,199)	(3,761)

Retails and wholesales

	Three months ended		Six months ended
Units	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Retail sales	88,121	92,710	166,946	217,247

Wholesales*	75,307	64,032	147,122	148,474

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q2 FY23: 14,589 units, Q2 FY22: 14,219 units, H1 FY23: 25,361 units, H1 FY22: 26,918 units.

Notes (forming part of the condensed consolidated interim financial statements)

3	Disaggregation of revenue

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Revenue recognised for sales of vehicles, parts and accessories	5,122	3,581	9,335	8,255
Revenue recognised for services transferred	82	78	156	153
Revenue - other	220	178	415	374

Total revenue excluding realised revenue hedges	5,424	3,837	9,906	8,782

Realised revenue hedges	(164)	34	(240)	55

Total revenue	5,260	3,871	9,666	8,837

4	Exceptional items

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Employee costs excluding exceptional items	604	513	1,174	1,105
Impact of:
Past service credit	—	—	(155)	—

Including exceptional items	604	513	1,019	1,105

The exceptional item recognised in the six months ended 30 September 2022 is comprised of a pension past service credit of £155 million due to a change in inflation index from RPI to CPI. There was no exceptional item recognised in the six months ended 30 September 2021.

5	Engineering costs capitalised

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Total engineering costs incurred	392	318	741	638
Engineering costs expensed	(237)	(199)	(496)	(387)

Engineering costs capitalised	155	119	245	251

Interest capitalised in engineering costs capitalised	2	14	7	27
Research and development grants capitalised	(8)	(29)	(12)	(19)

Total internally developed intangible additions	149	104	240	259

6	Other income

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Grant income	35	10	59	15
Commissions	7	1	13	6
Other	20	44	42	87

Total other income	62	55	114	108

Notes (forming part of the condensed consolidated interim financial statements)

7	Foreign exchange and fair value adjustments

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Foreign exchange loss and fair value adjustments on loans	(279)	(89)	(533)	(94)
Foreign exchange gain on economic hedges of loans	186	58	334	79
Foreign exchange loss on derivatives	(23)	(4)	(36)	(3)
Other foreign exchange gain	57	44	107	31
Realised gain on commodities	3	18	30	38
Unrealised loss on commodities	(8)	(15)	(117)	(1)
Fair value gain on equity investments	9	2	11	3

Foreign exchange and fair value adjustments	(55)	14	(204)	53

8	Finance income and expense

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Finance income	11	1	18	3
Total finance income	11	1	18	3
Interest expense on lease liabilities	(14)	(12)	(26)	(23)
Interest expense on financial liabilities measured at amortised cost other than lease liabilities	(104)	(94)	(205)	(177)
Interest (expense)/income on derivatives designated as a fair value hedge of financial liabilities	(4)	2	(4)	4
Unwind of discount on provisions	(3)	(5)	(11)	(5)
Interest capitalised	2	17	9	29

Total finance expense (net)	(123)	(92)	(237)	(172)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six month period ended 30 September 2022 was 5.1% (six month period ended 30 September 2021: 4.6%).

9	Other expenses

	Three months ended		Six months ended
£ millions	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Stores, spare parts and tools	25	17	48	41
Freight cost	144	109	296	225
Works, operations and other costs	593	382	1,106	914
Power and fuel	58	29	96	50
Write-down of intangible assets	—	2	—	9
Product warranty	234	166	403	345
Publicity	126	88	240	195

Total other expenses	1,180	793	2,189	1,779

Notes (forming part of the condensed consolidated interim financial statements)

10	Allowances for trade and other receivables

	Six months ended
£ millions	30 September 2022	30 September 2021
At beginning of period	4	6
Charged during the period	2	3
Unused amounts reversed	(1)	—
Foreign currency translation	—	(1)

At end of period	5	8

11	Other financial assets

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Non-current
Restricted cash	11	10	9
Derivative financial instruments	291	98	127
Warranty reimbursement and other receivables	54	63	71
Other	16	14	9

Total non-current other financial assets	372	185	216

Current
Restricted cash	17	13	19
Derivative financial instruments	208	185	260
Warranty reimbursement and other receivables	90	72	74
Accrued income	47	39	28
Other	125	85	84

Total current other financial assets	487	394	465

12	Inventories

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Raw materials and consumables	139	135	115
Work-in-progress	737	488	467
Finished goods	2,345	2,129	1,851
Inventory basis adjustment	6	29	22

Total inventories	3,227	2,781	2,455

13	Other assets

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Non-current
Prepaid expenses	26	24	25
Research and development credit	36	2	31
Other	8	9	10

Total non-current other assets	70	35	66

Current
Recoverable VAT	237	204	159
Prepaid expenses	216	208	141
Research and development credit	61	63	64
Other	15	18	22

Total current other assets	529	493	386

Notes (forming part of the condensed consolidated interim financial statements)

14	Taxation

Recognised in the income statement

Income tax for the six month periods ended 30 September 2022 and 30 September 2021 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

Despite a loss in the six month period ended 30 September 2022, a tax charge of £38 million was incurred. This is in part as a result of the inability to recognise a net UK deferred tax asset such that (i) £179 million tax assets arising in the period cannot be provided and, (ii) offset by decreasing tax assets recognised through OCI leads to an offsetting interaction with other tax assets and a resultant £99 million tax credit (£20 million of which arises as a consequence of the announced increase in UK corporation tax rate from 19% to 25% as at 1 April 2023). In addition, a tax charge of £106 million arises in relation to profitable overseas subsidiary entities.

15	Capital expenditure

Capital expenditure on property, plant and equipment in the six month period ended 30 September 2022 was £301 million (six month period ended 30 September 2021: £224 million) and on intangible assets (excluding research and development expenditure credits) was £258 million (six month period ended 30 September 2021: £264 million). There were no material disposals or changes in the use of assets.

16	Other financial liabilities

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Current
Lease obligations	65	62	63
Interest accrued	111	95	97
Derivative financial instruments	967	445	242
Liability for vehicles sold under a repurchase arrangement	242	267	373
Other	—	1	—

Total current other financial liabilities	1,385	870	775

Non-current
Lease obligations	669	508	539
Derivative financial instruments	1,276	338	177
Other	29	25	1

Total non-current other financial liabilities	1,974	871	717

17	Provisions

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Current
Product warranty	623	604	629
Legal, product liability and third party	425	252	279
Provision for residual risk	11	12	23
Provision for environmental liability	4	3	4
Other employee benefits obligations	—	—	1
Restructuring	26	118	232

Total current provisions	1,089	989	1,168

Non-current
Product warranty	1,023	1,026	997
Legal, product liability and third party	53	40	33
Provision for residual risk	13	19	33
Provision for environmental liability	26	23	23
Other employee benefits obligations	6	4	3

Total non-current provisions	1,121	1,112	1,089

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

£ millions	Product warranty	Legal, product liability and third party	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2022	1,630	292	31	26	4	118	2,101
Provisions made during the period	431	289	1	14	3	17	755
Provisions used during the period	(355)	(137)	—	(1)	(1)	(94)	(588)
Unused amounts reversed in the period	(71)	(10)	(9)	(9)	—	(15)	(114)
Impact of unwind of discounting	11	—	—	—	—	—	11
Foreign currency translation	—	44	1	—	—	—	45

Balance at 30 September 2022	1,646	478	24	30	6	26	2,210

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal, product liability and third party provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision includes legal and constructive obligations to third parties and suppliers. The provision also comprises motor accident claims, consumer complaints, retailer terminations, supplier claims, employment cases, personal injury claims and compliance with emission regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

Restructuring provision

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ended 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group’s Reimagine strategy.

The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties.

18	Other liabilities

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Current
Liabilities for advances received	80	122	99
Ongoing service obligations	310	286	293
VAT	95	95	34
Other taxes payable	199	161	50
Other	4	10	11

Total current other liabilities	688	674	487

Non-current
Ongoing service obligations	397	395	425
Other	8	9	10

Total non-current other liabilities	405	404	435

19	Interest bearing loans and borrowings

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Short-term borrowings
Bank loans	632	599	598
Current portion of long-term EURO MTF listed debt	848	779	400
Current portion of long-term loans	428	401	155

Short-term borrowings	1,908	1,779	1,153

Long-term borrowings
EURO MTF listed debt	4,294	3,953	4,773
Bank loans	1,245	1,260	994
Other unsecured	35	35	34

Long-term borrowings	5,574	5,248	5,801

Lease obligations	734	570	602

Total debt	8,216	7,597	7,556

Undrawn facilities

As at 30 September 2022, the Group has a fully undrawn revolving credit facility of £1,500 million (31 March 2022: £2,015 million, 30 September 2021: £2,015 million).

The Group’s fleet buyback facility matured in December 2021 and had £83 million undrawn as at 30 September 2021.

Notes (forming part of the condensed consolidated interim financial statements)

20	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2022.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 September 2022		31 March 2022		30 September 2021
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	3,555	3,555	4,223	4,223	3,537	3,537
Short-term deposits and other investments	161	161	175	175	258	258
Trade receivables	810	810	722	722	535	535
Other non-current investments	43	43	30	30	27	27
Other financial assets - current	487	487	394	394	465	465
Other financial assets - non-current	372	372	185	185	216	216

Total financial assets	5,428	5,428	5,729	5,729	5,038	5,038

Accounts payable	5,216	5,216	5,144	5,144	4,136	4,136
Short-term borrowings	1,908	1,887	1,779	1,778	1,153	1,158
Long-term borrowings	5,574	4,779	5,248	5,216	5,801	5,962
Other financial liabilities - current	1,385	1,385	870	870	775	775
Other financial liabilities - non-current	1,974	1,837	871	901	717	808

Total financial liabilities	16,057	15,104	13,912	13,909	12,582	12,839

21	Other reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2022	(333)	(454)	19	3,603	2,835
Loss for the period	—	—	—	(580)	(580)
Remeasurement of defined benefit obligation	—	—	—	437	437
Loss on effective cash flow hedges	—	(1,743)	(1)	—	(1,744)
Income tax related to items recognised in other comprehensive income	—	64	4	(109)	(41)
Cash flow hedges reclassified to profit and loss	—	260	(8)	—	252
Income tax related to items reclassified to profit or loss	—	(48)	1	—	(47)
Amounts removed from hedge reserve and recognised in inventory	—	48	5	—	53
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(9)	(1)	—	(10)
Currency translation differences	44	—	—	—	44

Balance at 30 September 2022	(289)	(1,882)	19	3,351	1,199

Notes (forming part of the condensed consolidated interim financial statements)

21	Other reserves (continued)

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2021	(357)	136	1	3,806	3,586
Loss for the period	—	—	—	(664)	(664)
Remeasurement of defined benefit obligation	—	—	—	(62)	(62)
(Loss)/gain on effective cash flow hedges	—	(289)	8	—	(281)
Income tax related to items recognised in other comprehensive income	—	62	(2)	101	161
Cash flow hedges reclassified to profit and loss	—	(56)	(8)	—	(64)
Income tax related to items reclassified to profit or loss	—	10	1	—	11
Amounts removed from hedge reserve and recognised in inventory	—	60	6	—	66
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(11)	(1)	—	(12)
Currency translation differences	19	—	—	—	19

Balance at 30 September 2021	(338)	(88)	5	3,181	2,760

22	Dividends

During the three and six month periods ended 30 September 2022 and 30 September 2021, no ordinary share dividends were proposed or paid.

23	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operates defined benefit pension schemes.

	Six months ended
£ millions	30 September 2022	30 September 2021
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of period	7,522	8,432
Current service cost	43	61
Past service credit	(155)	—
Interest expense	104	88
Actuarial (gains)/losses arising from:
Changes in demographic assumptions	—	26
Changes in financial assumptions	(2,484)	340
Experience adjustments	115	—
Exchange differences on foreign schemes	2	1
Member contributions	1	1
Benefits paid	(253)	(237)

Defined benefit obligation at end of period	4,895	8,712

Change in fair value of scheme assets
Fair value of schemes’ assets at beginning of period	7,931	8,045
Interest income	117	85
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(1,932)	304
Administrative expenses	(14)	(2)
Employer contributions	80	104
Member contributions	1	1
Benefits paid	(253)	(237)

Fair value of schemes’ assets at end of period	5,930	8,300

Notes (forming part of the condensed consolidated interim financial statements)

23	Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in the periods is set out below:

Six months ended	30 September 2022	30 September 2021
Discount rate	5.2%	2.0%
Expected rate of increase in benefit revaluation of covered employees	2.1%	2.2%
RPI inflation rate	3.4%	3.3%
CPI inflation rate	2.8%	3.6%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Present value of defined benefit obligations	(4,895)	(7,522)	(8,712)
Fair value of schemes’ assets	5,930	7,931	8,300

Net asset/(liability)	1,035	409	(412)

Non-current assets	1,062	434	—
Non-current liabilities	(27)	(25)	(412)

For each of the valuations at 30 September 2022, 31 March 2022 and 30 September 2021 the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members. For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members. For the Jaguar Executive Pension Plan, an average scaling factor of 93 per cent to 97 per cent has been used for male members and a scaling factor of 91 per cent to 96 per cent has been used for female members.

At 30 September 2022 and 31 March 2022 there is an allowance for future improvements in line with the CMI (2021) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

At 30 September 2021 there was an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

24	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Notes (forming part of the condensed consolidated interim financial statements)

24	Commitments and contingencies (continued)

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Contingencies:
Litigation and product related matters	26	25	24
Taxes and duties	82	75	60
Other	500	470	386
Commitments:
- Plant and equipment	750	735	915
- Intangible assets	17	15	16
Pledged as collateral/security against the borrowings and commitments:
- Inventory	—	—	38
- Trade receivables	—	—	23
- Other financial assets	14	13	19

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future and considers such events on a case-by-case basis as the relevant facts and circumstances materialise, provided it can reliably estimate the amount and timing of any potential future costs associated with this warranty issue

Taxes and duties

Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims.

Other

Contingencies also include other contingent liabilities, the timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 September 2022. The outstanding commitment of CNY 1,525 million translates to £193 million at the 30 September 2022 exchange rate.

At 30 September 2021, the outstanding commitment was CNY 1,525 million (£175 million at the 30 September 2021 exchange rate).

The Group’s share of capital commitments of its joint venture at 30 September 2022 is £16 million (31 March 2022: £16 million, 30 September 2021: £16 million) and contingent liabilities of its joint venture 30 September 2022 is £nil (31 March 2022: £nil, 30 September 2021: £nil).

Notes (forming part of the condensed consolidated interim financial statements)

25	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2022	31 March 2022	30 September 2021
Short-term debt	1,973	1,841	1,216
Long-term debt	6,243	5,756	6,340

Total debt*	8,216	7,597	7,556

Equity attributable to shareholders	2,867	4,503	4,428

Total capital	11,083	12,100	11,984

*	Total debt includes lease obligations of £734 million (31 March 2022: £570 million, 30 September 2021: £602 million).

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash generated from/(used in) operations

£ millions	Three months ended		Six months ended
	30 September 2022	30 September 2021	30 September 2022	30 September 2021
Cash flows from operating activities
Loss for the period	(98)	(381)	(580)	(667)
Adjustments for:
Depreciation and amortisation	493	467	970	952
Write-down of intangible assets	—	2	—	9
Loss on disposal of assets	—	4	2	4
Income tax expense	(75)	79	38	255
Finance expense (net)	123	92	237	172
Finance income	(11)	(1)	(18)	(3)
Foreign exchange on debt, derivatives and balance sheet revaluation*	116	17	230	18
Foreign exchange gain on other restricted deposits	—	(1)	—	(2)
Unrealised loss on commodities	8	15	117	1
Share of (profit)/loss of equity accounted investments	(6)	(3)	(8)	7
Fair value gain on equity investments	(9)	(2)	(11)	(3)
Exceptional items	—	—	(155)	—
Other non-cash adjustments	(1)	(2)	—	1

Cash flows from operating activities before changes in assets and liabilities	540	286	822	744

Trade receivables and other assets*	(9)	109	(529)	383
Other financial assets	15	20	1	2
Inventories	(110)	300	(468)	573
Accounts payable, other liabilities and retirement benefit obligations*	(218)	(742)	112	(2,226)
Other financial liabilities	23	(18)	67	(25)
Provisions	175	(170)	77	(130)

Cash generated from/(used in) operations	416	(215)	82	(679)

*

FY22 comparatives have been represented to align with the FY23 presentation changes to combine foreign exchange on debt, derivatives and balance sheet revaluation into a single line; and to group certain working capital movements. This has not resulted in any change to reported ‘cash flows from operating activities before changes in assets and liabilities’ or ‘cash generated from/(used in) operations”.

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

£ millions	Borrowings	Lease obligations	Interest accrued	Total
Balance at 1 April 2021	6,178	519	84	6,781
Cash flows
Proceeds from issue of financing	1,436	—	—	1,436
Repayment of financing	(763)	(36)	—	(799)
Arrangement fees paid	(7)	—	—	(7)
Interest paid	—	(23)	(140)	(163)
Non-cash movements
Issue of new leases	—	112	—	112
Interest accrued	—	23	151	174
Foreign exchange	116	7	2	125
Fee amortisation	5	—	—	5
Fair value adjustment on loans	(11)	—	—	(11)

Balance at 30 September 2021	6,954	602	97	7,653

Balance at 1 April 2022	7,027	570	95	7,692
Cash flows
Proceeds from issue of financing	594	—	—	594
Repayment of financing	(719)	(35)	—	(754)
Interest paid	—	(26)	(152)	(178)
Non-cash movements
Issue of new leases	—	175	—	175
Interest accrued	—	26	157	183
Foreign exchange	633	25	11	669
Lease terminations	—	(1)	—	(1)
Fee amortisation	6	—	—	6
Fair value adjustment on loans	(59)	—	—	(59)

Balance at 30 September 2022	7,482	734	111	8,327

Included within ‘finance expenses and fees paid’ in the condensed consolidated cash flow statement is £38 million in the six months ended September 2022 (six months ended 30 September 2021: £26 million) of cash interest paid relating to other assets and liabilities not included in the reconciliation above.

Notes (forming part of the condensed consolidated interim financial statements)

27	Related party transactions

Tata Sons Private Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following tables summarise related party transactions and balances not eliminated in the consolidated condensed interim financial statements. The amounts outstanding are unsecured and will be settled in cash.

Six months ended 30 September 2022 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	144	—	1	14
Purchase of goods	50	32	—	45
Services received	—	—	91	44
Services rendered	50	—	—	2
Trade and other receivables	52	—	—	25
Accounts payable	11	1	17	19

Six months ended 30 September 2021 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	138	—	—	14
Purchase of goods	—	—	—	44
Services received	—	—	72	35
Services rendered	41	—	—	1
Trade and other receivables	57	—	—	19
Accounts payable	—	—	16	30

Compensation of key management personnel

	Six months ended
£ millions	30 September 2022	30 September 2021
Key management personnel remuneration	9	11